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                         Lincoln Benefit Life Company
                 Lincoln Benefit Life Variable Annuity Account

                  Supplement, dated February 17, 2009, to the
                       Prospectus Dated May 1, 2008 for
                         Consultant I Variable Annuity

                     Premier VIT OpCap Balanced Portfolio

The purpose of this prospectus supplement is to advise you of changes to certain investment options within your variable annuity contract issued by Lincoln Benefit Life Company.

The Board of Trustees of Premier VIT (the "Trust") has approved the liquidation and closing of Premier VIT OpCap Balanced Portfolio (the "Liquidating Fund") to occur on or about April 24, 2009 ("Liquidation Date"). After the Liquidation Date, the Premier VIT OpCap Balanced Portfolio Sub-Account within your variable annuity will no longer be available for investment. As a result, on the Liquidation Date any Contract Value allocated to the Premier VIT OpCap Balanced Portfolio Sub-Account will be transferred to the Fidelity VIP Money Market Portfolio Initial Class Sub-Account ("Money Market Sub-Account").

If you wish to transfer your Contract Value out of the Liquidating Fund and into any other available investment option within your annuity before the Liquidation Date, you may do so without charge and without the transfer being applied against your annual free transfers. If you take no action before the Liquidation Date, during the 60-day period after the Liquidation Date you may transfer your Contract Value corresponding to the Liquidating Fund out of the Money Market Sub-Account and into any other available investment option within your annuity without charge and without the transfer being applied against your annual free transfers.

For your convenience, we have enclosed a transfer form that you may use to transfer your Contract Value to another investment option(s). Please refer to accessallstate.com for detailed information about available investment options. If you need assistance in choosing investment options, please contact your financial representative. You may request a transfer via the internet at accessallstate.com. If you have elected the telephone transfer privilege, you may transfer your Contract Value by calling the Annuity Service Center.

If you have any questions, or would like a copy of any fund prospectuses, please contact your financial representative or the Annuity Service Center at 1-800-457-7617.